10/25


06017709

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Occupational & Medical Innovations Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05774

FISCAL YEAR 6-30-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/26/06

6-30-06
AR/S

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

ANNUAL REPORT
30 JUNE 2006

Occupational & Medical Innovations Limited

Annual Report - 2006

OMI – a multi medical device company.

The past year has seen OMI continue to focus on its goal of becoming a successful marketer and/or licensor of innovative medical products. Revenue generated during the year came almost exclusively from the sale of the OMI safety scalpel in the USA and Australia. However progress was made in a number of areas:

- In April 2006 the company signed a licensing agreement with Nexus Medical LLC for the OMI safe IV access valve.
- The Terumo Australia distribution agreement for the OMI retractable safety syringe was updated after a successful audit of OMI's Chinese manufacturers' facilities by Terumo Australia's parent company. An initial order for 1ml retractable safety syringes was received late in the year.
- A USA patent was granted for the OMI retractable safety syringe.
- Work continued during the year on the development of a retractable safety syringe with interchangeable needles and the auto-destruct safety catheter.
- An agreement for the distribution of the OMI safety scalpel in Thailand, Cambodia, Vietnam and Myanmar was completed after year-end.

Occupational & Medical Innovations Limited

Chairman's Review

Dear Shareholder

The past year has been one of highs, lows and frustration. Many shareholders might just say lows given the fall in the share price.

An after tax loss of $14.267 million was recorded for the 12 months ended 30 June 2006 due largely to a decision of the directors to write-down the value of the intangible assets by $10.956 million. The loss, pre the intangible asset write-down, of $3.310 million was considerably lower than the comparative figure for last year of $4.321 million.

Whilst the reasons for the write-down of the intangible assets have already been communicated to shareholders I would like to briefly explain them again. The new International Accounting Standards that have recently been adopted by Australia place a more onerous burden on Directors regarding the valuation of intangible assets. Directors have to assess at each annual reporting period whether (or not) there has been any impairment in the value of the asset. This assessment can be made in several ways but in our case the fact that the company does not have (at present) sufficient cash to fully exploit the full value of the intangible assets (patents) meant that the Directors could not rely on the most widely accepted method of valuation – discounted future cash flows from the sale of the patented products. Consequently the Directors have adopted a methodology that values the patents on the basis of their expected sale value.

In my Chairman's review last year I stated that developing a consistent revenue stream for OMI would not be an easy task and that at some stage additional capital would be required – little did I realise how frustrating this task would become.

The company has made progress during the year on a number of fronts e.g.

- The signing of license agreement for OMI safe IV access valve
- The successful development of the OMI retractable safety syringe for commercial manufacture and grant of USA patent
- Testing and approval of quality of OMI 1ml retractable safety syringe by respected multi-national Japanese company. Successful audit of Chinese manufacturers facilities by same Japanese company
- Receipt of initial order for 150,000 1ml retractable safety syringes by our Australian distributor for use in hospital testing programs

Whilst all of the above successes are important the major goal of the company– a USA distribution agreement for the OMI retractable safety syringe – has yet to be achieved.

OMI must succeed in the USA market with the OMI retractable safety syringe as it is only this product in this market that can generate the level of sales revenues required to make OMI a highly profitable company. Shareholders might question this statement but the USA is the only country that has Government legislation in place that requires hospitals (in particular) to move towards safety products as and when they become available. The use of safety syringes in countries other than the USA is not significant and given the price differential between a safety and a standard syringe this situation in unlikely to change until legislators decide that the cost of avoiding needle stick injuries can be justified on either workplace safety or economic (or both) grounds.

I often receive calls and mail from shareholders who cannot understand why we have not signed a distribution agreement for the USA. Many of these shareholders are unaware of both the structure of the distribution system for medical products in the USA and the competing products that OMI has to displace. The OMI retractable safety syringe is not the first syringe of its type to be released to the USA market. The first retractable safety syringe was shipped to the market in commercial quantities in 1999 and a second retractable safety syringe was released to the market, by the world's largest syringe manufacturer, in 2002. There are many other safety syringes sold in the USA that are not retractable. In general these tend to be less user friendly but they are also less expensive to purchase than a retractable syringe.

Whilst the directors of OMI are convinced that the OMI retractable safety syringe has distinct advantages over other retractable syringes, we still have to convince potential distributors (and hospitals) to accept the OMI syringe and (at the least) convert their existing purchases of safety syringes to the OMI syringe. In addition, these potential distributors set the pace of the negotiations as in most cases the OMI product is likely to represent significantly less than 1% of their total sales revenue - consequently they work to their own priorities not ours. Whilst securing a deal in the USA market has not been easy we believe that we are very close to success.

The directors of OMI have kept shareholders fully informed of the progress of their company throughout the year via continuous disclosure notices and market updates. It will be clear to all shareholders that the company is in need of additional funding if any of the goals set out above are to be realised. The poor take-up of the share purchase plan in December 2005 placed the company in the position of needing to seek additional funding from external investors. This has not been an easy task given the lack of a USA syringe distribution agreement but it is obvious that we must succeed. The directors are continuing to have discussions with a group of potential investors.

Shareholders were advised on 23 December 2005 that I had accepted the temporary role of Executive Chairman. This decision was taken by the Board due to a lack of experienced staff to lead negotiations with potential distributors and licensors for the company's products – particularly in the USA. This appointment was expected to last six months and the Chairman's fee was doubled to compensate me for the heavy time and travel involvement. Whilst I have continued in the role of Executive Chairman beyond the initial six month period, my Chairman's fee was reduced to its former (non-executive) level on 1 July 2006.



Ian Fraser
Executive Chairman

28 September 2006

The Product Range

- **Retractable syringe**

The OMI retractable syringe offers simple, one-handed activation that is part of the natural action of using a standard syringe. The moment all fluid is expelled, the needle automatically retracts into the syringe plunger, in the process destroying itself by breaking the needle hub and plunger seal. This guarantees single use of the syringe. Further, the needle is locked inside the plunger rod once activated, providing a second level of safety for users. The result is a safe, non-reusable syringe designed to reduce potential needlestick injuries.

The OMI retractable syringe *will be available* in all of the most widely used syringe sizes, including 1ml, 3ml, 5ml and 10ml. The retractable syringe was honoured with a 2005 Australian *Design* Award.

- **Safety scalpel**

OMI's safety scalpel minimises the high incidence of blade cut injuries suffered by operating theatre staff.

The single, one-handed movement provides proven safety advantages. The safety scalpel features a protective guard that covers the blade ensuring safe loading, passing, changing and disposing of the scalpel. A unique feature of the guard is the safety tab, which must be removed by the user before the blade can be exposed.

The safety scalpel is available with either a disposable plastic or reusable stainless steel handle.

The safety scalpel was honoured with a 2003 Australian Design Award.

- **Safe IV access valve**

The safe IV access valve is innovative and simple to use, allowing attachment and changes of intravenous tubes safely for the patient and staff.

The safe IV access valve offers positive fluid displacement, ensuring no residual fluid is left in the valve, and a flat surface that is easy to swab. The valve features high flow rates and minimal dead space. Importantly, the valve is compatible with both the luer slip and luer lok™ syringes.

The safe IV access valve was short listed for a 2005 Australian Design Award.

Research and development

Research and development activities were marginally scaled back during the period under review. A major focus was the continued development of the OMI retractable safety syringe for commercial manufacture. Manufacturing trials, and feedback from potential distributors, led to several minor design changes and a significant amount of time was spent in China with our manufacturer. New product development was limited to the retractable catheter and the redevelopment of the OMI safety sheath.

In the period under review the following patent applications were filed:

- Safety Syringe with Interchangeable Needle.

  This product is the next generation of the OMI Safety Syringe. It incorporates a changeable needle system which allows the medical professional to use a larger gauge needle to easily and quickly draw up fluids and then change to a smaller gauge needle for greater comfort to the patient when injecting.

- Retractable Catheter:

  Incorporating OMI's patented Safety Syringe technology, the Retractable Catheter provides health care workers with additional safety when introducing intravenous catheters into patients. By retracting the *cannula* safely into a chamber, the incidence of contracting blood borne diseases through contaminated sharps injuries is reduced significantly.

- Anti-reflux device for Valve:
  An additional feature added to the OMI Positive Flow Valve to restrict backward flow through the valve thereby reducing the chance of blood clots forming inside the valve.

Directors' Report

The directors present their report together with the financial report of Occupational & Medical Innovations Limited ("the Company" or the "Parent Entity") and of its consolidated entities ("Consolidated Entity"), for the year ended 30 June 2006 and the auditor's report thereon.

Directors

The directors of the Consolidated Entity at any time during or since the end of the financial year are:

Name, qualifications and Independence status	Age	Experience and special responsibilities
Ian Fraser, Chairperson Independent Non-Executive Director	61	His business experience spans some 37 years during which he held a number of senior corporate positions including Managing Director of Pioneer Sugar Mills Limited, Managing Director of Clyde Industries Limited, Managing Director of Australian Chemical Holding Limited and Managing Director of TNT Australia Pty Limited. He also has substantial international experience having lived and worked in South East Asia and the United States. Mr Fraser is currently the Non-Executive Chairman of Forest Place Group Limited (director since November 2001). He is also a Non-Executive Director of PMP Limited (since April 2003), Promentum Limited (since January 2005), Structural Systems Limited (since May 2004), B Digital Limited (since May 2006) and Lighting Corporation Limited (since June 2006). Previous directorships held during the last three years as non-executive director of Hudson Timber Products Limited (July 2003 to May 2005) and Environmental Recovery Services Limited (April 2000 to November 2003).
Bruce Kiehne, Executive Director – Research & Development	46	He has a business background in the heavy machinery and vehicle maintenance industry. He became involved in motor racing at the age of 14 and went on to design and construct his first racing car. He went on to hold a number of championships in various classes. In 1989, Mr Kiehne was commissioned to design and construct a Brisbane manufacturing plant to produce automotive products. This required the design of tooling and equipment used in the product manufacture. For the past 7 years Mr Kiehne has been involved in the design and development of products for the medical and workplace industries with the company.
Don Mackenzie, Independent Non-Executive Director	61	Mr Mackenzie commenced his professional career with Price Waterhouse & Co in Melbourne in 1964 and in 1976, after leaving that firm, held senior positions with public companies involved in rural and manufacturing industries. In 1993 he commenced practice providing corporate services predominantly to public companies involved in manufacturing, rural, mining and information technology. He is currently a director of Forest Place Group Limited (appointed March 2004), appointed an alternate Director of Silver Chef Limited in March 2005 and was a director of Australian Food & Fibre Limited (July 2004 to June 2005). Mr Mackenzie is a Fellow of the Institute of Chartered Accountants in Australia and is the Chairman of the Audit and Risk Management Committee and also the Company Secretary.

Directors' Report

Directors (continued)

Mark Rogers, Independent Non-Executive Director	55	Mr Rogers has a strong background in manufacturing and vast experience in bringing new products to market. In the past three years he was a director with Home Leisure Limited, resigning in May 2005. Mr Rogers has had a pivotal role in establishing production protocols with the company's manufacturer.
Alistair Cray, Independent Non-Executive Director	39	Mr Cray is an experienced financial executive with extensive knowledge of stock broking and capital raising which ensures the Board has internal expertise to plan and manage the capital resources of the company. His current business operations include securities trading and commercial property management.

Company Secretary

Mr Don Mackenzie is Company Secretary. For background information, refer to his details in the section above.

Directors' meetings

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the company during the financial year are:

Director	Board Meetings		Audit and Risk Management Meetings	
	A	B	A	B
Ian Fraser	14	14	2	2
Bruce Kiehne	13	14	-	-
Don Mackenzie	13	14	2	2
Mark Rogers	14	14	-	-
Alistair Cray	13	14	-	-

A – Number of meetings attended
B – Number of meetings held during the time the director held office during the year

The Remuneration and Nominations Committees were in existence prior to 23 November 2004 but since that date, other than for the Audit and Risk Management Committee, the Board as a whole has considered all matters relating to remuneration and Board nomination.

Directors' and executives' shareholdings

Movements during the reporting period in the number of shares of the Company held directly or indirectly or beneficially by each director and key executive are as follows:

Name	Held at 1 July 2005	Received on the exercising of options	Net purchased/ (sold)	Held at 30 June 2006
B Kiehne	7,854,396	-	(334,500)	7,519,896
I Fraser	2,000	-	25,500	27,500
D Mackenzie	-	-	-	-
M Rogers	20,000	-	-	20,000
A Cray	429,460	-	56,939	486,399

Included in the number of shares held by B Kiehne are shares held by his spouse, V Kiehne. Throughout the reporting period the shares held directly by B Kiehne remained at 4,245,073.

Dividends

There has been no dividend paid or recommended during or since the financial year.

Principal activities

The principal activities of the Consolidated Entity during the year were the development and marketing of safety equipment used in the medical industry.

Employees

The Consolidated Entity employed 10 employees as at 30 June 2006 (2005:12).

Review of operations

The consolidated Income Statement shows a consolidated net loss of $14,266,518 compared with a loss of $4,320,638 in 2005, due largely to a decision of the directors to write down the value of the intangible assets by $10.956 million.

The review of operations is contained in the Chairman's Review which forms part of the Annual Report.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the Consolidated Entity during the financial year.

Future developments, business strategies and prospects

Disclosure of information relating to likely developments in the operations, the expected results of the those operations, the business strategies and prospects for future financial years which would not, in the opinion of the directors, be prejudicial to the interests of the Consolidated Entity is contained in the Chairman's Review on pages 2 and 3.

Environmental regulations and performance

The Consolidated Entity's operations are not subject to significant Governmental environmental regulations.

Directors' Report

Events subsequent to reporting date

No matters or circumstances have arisen since the end of the financial year which have significantly affected, or may significantly affect:

- the Consolidated Entity's operations in future financial years; or
- results of those operations in future financial years; or
- the Consolidated Entity's state of affairs in future financial years.

Auditor independence

There is no former partner of PKF Chartered Accountants, the Consolidated Entity's auditors, who is or was at any time during the period ended 30 June 2006, an officer of the Consolidated Entity.

The auditor's independence declaration (made under Section 307C of the Corporations Act 2001) is set out on page 11.

Non-audit services

Details of the amounts paid or payable to the Consolidated Entity's auditor for non-audit services provided by that firm during the year are shown in note 18 to the financial statements.

In accordance with advice provided by the Audit Committee, the Board has formed the view that the provision of those services by the auditor is compatible with, and did not compromise, the general standards of independence for auditors imposed by the Corporations Act. The Board's reasons for concluding that the non-audit services provided did not compromise the auditor's independence are:

- all non-audit services were subject to the corporate governance procedures that had been adopted by the Consolidated Entity and were below the pre-approved limits imposed by the Audit Committee;
- all non-audit services provided did not undermine the general principles relating to auditor independence as they did not involve in reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Consolidated Entity, acting as advocate for the Consolidated Entity or jointly sharing risks and rewards.

Directors' Report

Share options

Options granted to officers of the Consolidated Entity

No options during or since the end of the financial year were issued to officers of the Consolidated Entity. In 2005, the Consolidated Entity granted options for no consideration over unissued ordinary shares in the Company to the following officer of the Consolidated Entity as part of their remuneration:

	Number of options granted	Exercise price	Expiry date	Value as at 30 June 2006
Officers				
Mr P Rea	220 000	$2.00	28 Oct 2009	Nil

The options were issued on 28th October 2004. One third of the options vested on 7 June 2005, a further third vested on 7 June 2006 and the remainder vest on 7 June 2007.

The exercise conditions for the options vested on 7 June 2005 is that the buy price of OMI shares quoted on ASX at the close of a trading day on ASX is greater than $3.50 for 30 consecutive trading days at any time in the 12 months before the first exercise date (being 7 June 2005).

The exercise conditions for the options that vest on 7 June 2006 is that the buy price of OMI shares quoted on ASX at the close of a trading day on ASX is greater than $4.25 for 30 consecutive trading days at any time in the 12 months before the second exercise date (being 7 June 2006).

The exercise conditions for the options that vest on 7 June 2007 is that the buy price of OMI shares quoted on ASX at the close of a trading day on ASX is greater than $5.00 for 30 consecutive trading days at any time in the 12 months before the second exercise date (being 7 June 2007).

No shares have been issued during or since the end of the year as a result of the exercise of share options.

Indemnification and Insurance of Officers and Auditors

The Consolidated Entity has not, during the financial year, in respect of any person who is or has been an officer or auditor of the Consolidated Entity or a related body corporate, indemnified or made any relevant agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings.

During the financial year, the Consolidated Entity paid insurance premiums of $37,545 (exclusive of statutory charges) to insure the directors and officers of the consolidated entity for costs and expenses which may be incurred in defending civil or criminal proceedings that may be brought against the directors and officers in their capacity as directors and officers of entities in the consolidated entity.

Legal proceedings

The Consolidated Entity has received an amended claim from Mr K Taske, the former Joint Chief Executive, for $508,000 plus interest and costs, on the basis that he was entitled to reasonable notice of termination of his employment. Mr. Taske's services were terminated on 23 December 2004. The company denies the claim and is defending the action.

In May 2006, in an ASX announcement, the company reported that a USA based syringe company, Retractable Technologies Inc (RTI) had claimed (among other things) that OMI has "constantly and intentionally interfered with the contractual relationship between RTI and Double Dove" (Double Dove is RTI's Chinese manufacturer). RTI have further claimed that OMI's USA patent for its retractable safety syringe "is .... likely invalid" due to an omission of RTI prior art in the OMI USA patent application. OMI strongly disputes these claims and advises that RTI (via its lawyers) has not produced any evidence in support of its claims despite a request from OMI's lawyers for such information. OMI has commenced legal proceedings in the Australia Federal Court seeking declaratory relief and injunctions restraining RTI from making further unjustified threats.

Occupational & Medical Innovations Limited

Directors' Report

Remuneration

The Remuneration Report is set out on pages 12 to 13 and forms part of this report.

This report is made with a resolution of the directors.



Director
28 September 2006



Chartered Accountants
& Business Advisers

Occupational & Medical Innovations Limited

Auditor's Independence Declaration

To: Occupational & Medical Innovations Limited

As lead engagement partner for the audit of the Consolidated Entity for the year ended 30 June 2006, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

PKF

....
PKF
Chartered Accountants

....
Wayne Wessels
Partner
28 September 2006

Tel: 61 7 3226 3555 | Fax: 61 7 3226 3500 | www.pkf.com.au
ABN 83 236 985 726

Level 6, 120 Edward Street | Brisbane | Queensland 4000 | Australia
GPO Box 1078 | Brisbane | Queensland 4001

Occupational & Medical Innovations Limited

Remuneration report

Directors' and executive officers' emoluments

Remuneration levels for directors and executives are determined as part of an annual performance review, having regard to market factors, a performance evaluation process and independent remuneration advice. Remuneration packages comprise only a fixed salary component. The remuneration structures in place are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creation of value for shareholders. The remuneration structures take into account the following:

- The capability and experience of the directors and executives; and
- The directors and executives ability to control the financial performance of its operations.

Fixed remuneration

Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits, if applicable), as well as employer contributions to superannuation funds. Remuneration levels are reviewed annually by the Board through a process that considers the overall performance of the consolidated entity. In addition, external consultants provide analysis, and when requested, advice to ensure the directors' and senior executives' remuneration is competitive in the market place.

Service agreements

Executives have service agreements that are capable of termination within three months. In the event of termination or resignation, employees are entitled to their statutory entitlements to annual leave and long service leave, if applicable. There are no service agreements with any of the directors.

Non-executive directors

Total aggregate remuneration for all non-executive directors approved by shareholders at an annual general meeting totalled $500,000 (plus statutory superannuation). Director fees to non-executive directors currently total $246,563 which is inclusive of superannuation at the current rate of 9%.

Directors' fees cover all main Board activities. Details of the nature and amount of each major element of each director and each of the most highly remunerated officers are as follows:

Details of remuneration

Total remuneration of directors for the year ended 30 June 2006 is set out below:

	Short-term benefits			*Post employment benefits*	*Share based payments*	
Director	**Director's Fee**	**Salary**	**Non-cash benefits**	**Superannuation**	**Options**	**Total**
	$	**$**	**$**	**$**	**$**	**$**
Non Executives						
I Fraser	97,500	-	-	8,775	-	106,275
D Mackenzie	43,000	-	-	3,870	-	46,870
M Rogers	46,548	-	-	-	-	46,548
A Cray	43,000	-	-	3,870	-	46,870
Sub Total	230,048			16,515		246,563
Executives						
B Kiehne	24,000	153,543	3,176	15,979		196,698
Total	254,048	153,543	3,176	32,494		443,261

Occupational & Medical Innovations Limited

Remuneration report (continued)

Total remuneration of directors for the year ended 30 June 2005 is set out below.

Director	*Short-term benefits*			*Post employment benefits*	*Share based payments*	
	Director's Fee	**Salary**	**Non-cash Benefits**	**Superannuation**	**Options**	**Total**
	$	**$**	**$**	**$**	**$**	**$**
Non Executives						
I Fraser	39,166	-	-	3,525	-	42,691
D Mackenzie	26,050	-	-	2,344	-	28,394
M Rogers	26,050	-	-	-	-	26,050
A Cray	5,201	-	-	468	-	5,669
Dr J Taske	12,000	-	-	1,080	-	13,080
M Hayne	18,000	-	-	-	-	18,000
L Litzow	18,000	-	-	-	-	18,000
K Taske	8,000	109,145	18 650	10,543	-	146,338
Sub Total	152,467	109,145	18 650	17,960	-	298,222
Executives						
B Kiehne	24,000	159,934	4 920	16,173	-	205,027
Total	176,467	269,079	23 570	34,133	-	503,249

Total remuneration of key executives for the year ended 30 June 2006 is set out below:

Key Executive	*Short-term benefits*		*Post employment benefits*	*Share based payments*	
	Salary	**Non-Cash Benefits**	**Superannuation**	**Options**	**Total**
	$	**$**	**$**	**$**	**$**
P Rea	106,129	12,504	9,552	-	128,185
Total	106,129	12,504	9,552	-	128,185

Total remuneration of the key executives for the year ended 30 June 2005.

Key Executive	*Short-term benefits*		*Post employment benefits*	*Share based payments*	
	Salary	**Non-Cash Benefits**	**Superannuation**	**Options**	**Total**
	$	**$**	**$**	**$**	**$**
P Rea	87,056	5,089	7,773	-	99,918
A Hortsman	42,897	6,149	4,634	-	53,680
Total	129,953	11,238	12,407	-	153,598

Occupational & Medical Innovations Limited

Corporate Governance Statement

The Board and management of Occupational & Medical Innovations Limited ("the Company" or "OMI") are committed to acting responsibly, ethically and with the highest standards of integrity as it strives to create shareholder value. This requires sound corporate governance principles and practices to be adopted by the Board and implemented with commitment through all levels of management and staff.

This statement reflects the practices of OMI during the year and to the date of this report.

1. Compliance with the ASX Corporate Governance Council Best Practice Recommendations

The ASX Listing Rules require companies to include in their annual report a statement disclosing the extent to which they have followed the ASX Corporate Governance Council Best Practice Recommendations in the reporting period ("Recommendations").

At the date of this report, OMI considers that its governance practices comply with all of the Recommendations unless otherwise stated.

2. The Board of Directors membership and expertise of the Board

The Board of Directors comprises four non-executive directors and one executive director, Mr Bruce Kiehne. The current Chairman is an independent, non-executive director. The current Board composition, with details of directors' skills, experience and special expertise is set out on pages 5 and 6 of this Annual Report.

Board role and responsibilities

The Board is accountable to shareholders for the performance of the Consolidated Entity with the specific responsibilities of the Board including:

- Approving the strategic direction, policies and budgets of the Consolidated Entity and seeing that these are followed together with approving the risk profile and ensuring processes are in place to manage risk.
- Monitoring financial performance including approval of the annual and half year financial statements and reports.
- Ensuring senior executive appointments, performance, remuneration, development and succession planning are monitored through effective human resource management systems.
- Establishing compliance systems that cover obligations for following corporate governance principles, and continuous disclosure to the market and shareholders.

Board size and composition

The Board size and composition is determined by the directors within the limits imposed by the Constitution which provides that the maximum number of directors is 8 and the minimum is 4.

As at 30 June 2006, there were five directors, comprising four independent non-executive directors and one executive director.

The selection and role of the Chairman

The Chairman is selected by the Board from non-executive directors, and is responsible for leading the Board, ensuring that Board activities are organised and efficiently conducted, and for ensuring directors are properly briefed for meetings.

Corporate Governance Statement (continued)

Directors' independence

OMI recognises that independent directors have an important role in ensuring that the Board fulfils its responsibilities and holds management accountable for the performance of the Consolidated Entity.

Each year the Board assesses the independence of its non-executive directors in the light of the interests disclosed by those directors. It has formed the view that as at 30 June 2006, the Chairman and the other four non-executive directors were independent.

Avoidance of conflicts of interests by directors

In accordance with the Corporations Act, any director with a material personal interest in a matter must not be present when the matter is being considered and may not vote on the matter.

Meetings and the work of the Board

The Board meets monthly, and at other times to deal with specific matters requiring attention between scheduled meetings. While a standard agenda is adopted for each meeting, there is flexibility in its application to adequately monitor operational, financial, strategic, regulatory and other major risk areas throughout the year.

Performance review

Board

Each year the individual performance of directors who are seeking re-election at the next Annual General Meeting are reviewed by the directors not seeking re-election, who will then make a recommendation to shareholders on their re-election.

Key executives

The Board oversees the performance of the executive director and the General Manager and takes account of their performance in achieving the strategic objectives. The remuneration of these executives is described in the Remuneration Report.

Nomination and appointment of new directors

There is no separate Nomination Committee but the Board considers matters collectively at Board level and in considering new appointments, the Board assesses the suitability of a prospective director by taking into account the appropriate skills and characteristics needed by the Board to maximise its effectiveness, considering its present and future needs. New directors are provided with a letter of appointment setting out their responsibilities, rights and the terms and conditions of employment.

The Constitution provides for new directors appointed by the Board to stand for election at the following Annual General Meeting, and for all directors to stand for re-election at least every three years. An election of directors is held at every Annual General Meeting.

Board access to information and advice

Directors have a right of access to employees, advisers and records. In relation to their duties and responsibilities, directors have access to the advice and counsel of the Chairman and Company Secretary, and have the right to seek independent professional advice at the company's expense, if required, after prior consultation with the Chairman.

Corporate Governance Statement (continued)

3. Board committees

Committee structure and membership

The Board has established only one Board committee, the Audit and Risk Management Committee, to assist in the execution of its duties and to allow detailed consideration of complex and significant matters. The committee has its own charter which has been approved by the Board and sets out the committee's corporate governance roles and responsibilities, composition, structure, membership requirements and the manner in which the committee operates. Minutes of this committee are tabled at the next Board meeting. The Board as a whole addresses the issues relating to matters normally dealt with by Nomination and Remuneration Committees, and the scope of the responsibilities is detailed in the Remuneration Report.

Due to the low number of employees and the nature of the Consolidated Entity's activities, the Board has not formed a Health, Safety and Environment committee but the Board monitors these matters as part of their normal Board processes.

Audit and Risk Management Committee

The Audit Committee comprises two non-executive directors who are both independent directors and comprises Don Mackenzie (Audit Committee Chairman) and Ian Fraser. The committee has appropriate expertise with both members having accounting qualifications and an understanding of the industry in which OMI operates.

The committee meets a minimum of twice a year, with an agenda for each meeting being prepared with comprehensive papers circulated to the committee for each meeting.

The audit committee's principle functions are:

- Review the half yearly and annual financial reports
- Make recommendations to the Board on the adoption of the financial statements
- Provide the Board with additional assurance regarding the quality and reliability of financial information
- Review the independence of the external auditor, including the nature and level of non-audit services provided, and reports to the full Board on this issue every six months.

4. External audit

External audit role

The Board regards the external auditor as a key protector of shareholders' interests, and believes that the auditor's independence is essential to ensuring that the Consolidated Entity's financial reports are true and fair, and meet the highest standards of financial integrity.

External audit policy

The auditor, PKF Chartered Accountants, has declared its independence to the Board. The Committee has examined detailed material provided by the external auditor and by management and has satisfied itself that the standards for auditor independence and associated issues are fully complied with.

Attendance at Annual General Meetings

OMI's external auditor attends the Annual General Meeting and is available to answer shareholder questions.

5. Risk management compliance and internal controls

The Board is responsible for seeing that there are appropriate policies in relation to risk oversight and management, and internal control systems. The policies are aimed to ensure strategic, operational, legal, reputational, product and financial risks are identified, assessed, addressed and monitored to enable achievement of its business objectives.

6. Remuneration

Executive remuneration

The Board ensures that executive remuneration is fair and reasonable, having regard to the need to attract, retain and develop appropriately skilled staff and deliver value to shareholders. Remuneration for senior executives is based on fixed remuneration. Further information is included in the Remuneration Report.

Remuneration of non-executive directors

Non-executive directors are remunerated separately from executive management with the payment being made within the limit set by shareholders and reviewed annually using external data, when required, to ensure that such fees are reasonable and consistent with market norms. Directors who perform additional duties (eg extended business related travel overseas, special projects relating to production of half year and annual reports) and are over and above that of normal director's duties are remunerated on commercial terms and conditions.

Further information on the remuneration of non-executive directors is included in the Remuneration Report on pages 12 to 13.

7. Corporate responsibility

Conduct

Compliance with the law and acting with a high level of integrity is expected of all directors and employees and OMI encourages the reporting of unlawful and unethical behaviour, actively promotes and monitors compliance with its policies, and protects those who report breaches in good faith.

Security dealings

OMI has adopted a policy concerning trading in the company's securities by directors, officers and employees which precludes dealing in securities in the company from 1 July each year until 24 hours after the announcement of preliminary final results, and from 1 January each year until 24 hours after the announcement of half yearly results.

Share trading is prohibited at any time by a director, or any officer or employees of the Consolidated Entity, if they are in possession of price sensitive information that is not available to the market and that could reasonably be expected to influence the market, and may not engage in short term dealings in securities of the company at any time.

In addition, directors and senior management must give prior notification for any proposed dealing to the Chairman, and for a director details of any transaction must be given to the ASX no more than five days after the change occurs.

Continuous disclosure and shareholder communication

A continuous disclosure regime operates and policies and procedures are in place which ensures matters that a person could reasonably expect to have a material effect on the share price are announced to the ASX in a timely manner. The Company Secretary has primary responsibility for communications with Australian Stock Exchange Limited.

The Company aims to keep shareholders informed of its performance and all major developments on an ongoing manner. Information is communicated to shareholders through the annual report which is distributed to all shareholders (unless specifically requested otherwise) and bi monthly market updates.

Shareholders are also encouraged to participate in the Annual General Meeting to ensure a high level of accountability and identification with its strategies and goals. Important issues are presented to shareholders as single resolutions.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2006

	Note	Consolidated Entity 2006 $	Consolidated Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Revenue					
Revenue from ordinary activities	3	647,563	405,889	117,528	181,099
Expenditure					
Expenditure from ordinary activities	4	(15,193,362)	(4,989,349)	(27,463,943)	(746,146)
Finance costs		(9,801)	(11,044)	-	-
Profit/(loss) before income tax		(14,555,600)	(4,594,504)	(27,346,415)	(583,047)
Income tax (expense)/benefit	5	289,082	273,856	-	-
Profit/(loss) for the year		(14,266,518)	(4,320,638)	(27,346,415)	(583,047)
Basis earnings per share	17	(41.94) cents	(14.63) cents		
Diluted earnings per share	17	(41.94) cents	(14.63) cents		

The above Income Statement should be read in conjunction with the attached notes

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

BALANCE SHEET
AS AT 30 JUNE 2006

	Note	Consolidated Entity		Parent Entity	
		2006	2005	2006	2005
		$	$	$	$
Current Assets					
Cash and cash equivalents	6	1,226,529	2,080,603	1,055,530	1,929,145
Trade and other receivables	7	424,039	322,426	13,562	9,618,774
Inventory	8	-	17,504	-	-
Other assets	9	225,570	350,411	10,000	10,000
Total Current Assets		1,876,138	2,770,944	1,079,092	11,557,919
Non-Current Assets					
Property, plant and equipment	10	374,099	503,320	-	-
Other financial assets	11	-	-	3,800,000	16,564,639
Intangible assets	12	3,800,000	15,695,216	-	2,652,577
Total Non-Current Assets		4,174,099	16,198,536	3,800,000	19,217,216
Total Assets		6,050,237	18,969,480	4,879,092	30,775,135
Current Liabilities					
Trade and other payables	13	128,554	195,339	67,654	56,122
Other financial liabilities	14	139,001	191,102	-	-
Provisions	15	118,592	78,395	-	-
Total Current Liabilities		386,147	464,836	67,654	56,122
Non-Current Liabilities					
Other financial liabilities	14	26,848	45,724	-	-
Provisions	15	24,000	18,000	-	-
Total Non-Current Liabilities		50,848	63,724	-	-
Total Liabilities		436,995	528,560	67,654	56,122
NET ASSETS		**5,613,242**	**18,440,920**	**4,811,438**	**30,719,013**
Equity					
Share Capital	16	34,412,348	32,973,508	34,412,348	32,973,508
Accumulated losses		(28,799,106)	(14,532,588)	(29,600,910)	(2,254,495)
TOTAL EQUITY		**5,613,242**	**18,440,920**	**4,811,438**	**30,719,013**

The above Balance Sheet should be read in conjunction with the attached notes

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2006

	Note	Consolidated Entity 2006 $	Consolidated Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
		Inflows/(Outflows)		Inflows/(Outflows)	
Cash flow from Operating Activities					
Receipts from customers		573,045	57,177	33,231	-
Payments to suppliers and employees		(3,137,613)	(3,815,276)	(914,639)	(597,637)
GST recovered/(paid)		82,564	112,189	9,116	37,837
Interest received		114,533	185,433	99,703	181,099
Research and development concession refund		203,767	-	-	-
Finance costs paid		(9,801)	(11,044)	-	-
Net cash provided by/(used in) operating activities	25	(2,173,505)	(3,471,521)	(772,589)	(378,701)
Cash flow from Investing Activities					
Payments for property, plant and equipment		(16,838)	(193,868)	-	-
Payments for intangibles		(31,594)	(86,598)	-	-
Net cash provided by/(used in) investing activities		(48,432)	(280,466)	-	-
Cash flow from Financing Activities					
Proceeds from share issue		1,438,840	-	1,438,840	-
Funds provided to controlled entities		-	-	(1,539,866)	(3,089,327)
Proceeds from /(Repayment of) borrowings		(70,977)	201,492	-	-
Net cash provided by/(used in) financing activities		1,367,863	201,492	(101,026)	(3,089,327)
Net increase/(decrease) in cash and cash equivalents held		(854,074)	(3,550,495)	(873,615)	(3,468,028)
Cash and cash equivalents at the beginning of the year		2,080,603	5,631,098	1,929,145	5,397,173
Cash and cash equivalents at the end of the year	6	1,226,529	2,080,603	1,055,530	1,929,145

The above Statement of Cash Flows should be read in conjunction with the attached notes.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2006

Consolidated Entity

	Share Capital	Accumulated Losses	Total
Balance at 1 July 2005	32,973,508	(14,532,588)	18,440,920
Shares issued during the year	1,438,840	-	1,438,840
Loss for the year	-	(14,266,518)	(14,266,518)
Balance at 30 June 2006	34,412,348	(28,799,106)	5,613,242

	Share Capital	Accumulated Losses	Total
Balance at 1 July 2004	32,973,508	(10,211,950)	22,761,558
Loss for the year	-	(4,320,638)	(4,320,638)
Balance at 30 June 2005	32,973,508	(14,532,588)	18,440,920

Parent Entity

	Share Capital	Accumulated Losses	Total
Balance at 1 July 2005	32,973,508	(2,254,495)	30,719,013
Shares issued during the year	1,438,840	-	1,438,840
Loss for the year	-	(27,346,415)	(27,346,415)
Balance at 30 June 2006	34,412,348	(29,600,910)	4,811,438

	Share Capital	Accumulated Losses	Total
Balance at 1 July 2004	32,973,508	(1,671,448)	31,302,060
Loss for the year	-	(583,047)	(583,047)
Balance at 30 June 2005	32,973,508	(2,254,495)	30,719,013

The above Statement of Changes in Equity should be read in conjunction with the attached notes.

1. INTRODUCTION

The consolidated financial report is a general purpose financial report prepared in accordance with Australian Accounting Standards and the Corporations Act.

Operations and principal activities

The principal operations and activities of the Consolidated Entity during the year were the development and marketing of safety equipment used in the medical industry.

Currency

The financial report is presented in Australian dollars rounded to the nearest dollar.

Authorisation of the financial report

The financial report was authorised for issue on 28 September 2006 by the directors.

First time adoption of International Financial Reporting Standards (AIFRS)

This is the first AIFRS financial report of Occupational & Medical Innovations Limited and its controlled entities.

There has been no impact of adopting AIFRS on the financial position, performance and cash flows for Occupational & Medical Innovations Limited and its controlled entities. The comparatives for the year ended 30 June 2005 therefore have not had to be restated and reconciliations between previous Australian Accounting Standards and AIFRS have not been provided.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Occupational & Medical Innovations Limited in preparing the financial statements have been consistently applied by each entity in the Consolidated Entity.

The financial report is a general purpose financial report prepared in accordance with Australian Accounting Standards and the Corporations Act.

Australian Accounting Standards include Australian Equivalents to International Financial Reporting Standards (IFRS). Compliance with the Australian equivalents to IFRS (AIFRS) ensures that the financial report, comprising the financial statements and notes thereto, complies with IFRS.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Principles of Consolidation

The consolidated financial report includes the financial statements of Occupational & Medical Innovations Limited ("Parent Entity") and its controlled entities. Occupational & Medical Innovations Limited and its controlled entities are together referred to in the financial report as the "Consolidated Entity". The effects of all transactions between entities in the Consolidated Entity have been eliminated in full.

(b) Income Tax

Income taxes are accounted for using the comprehensive balance sheet liability method whereby:

- the tax consequences of recovering (settling) all assets (liabilities) are reflected in the financial statements;
- current and deferred tax is recognised as income or expense except to the extent that the tax relates to equity items or to a business combination;
- a deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available to realise the asset;
- deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled.

Tax Consolidation

Occupational & Medical Innovations Limited is head entity in a tax consolidated group and is currently entering into a tax sharing agreement with its controlled entities. The tax consolidated legislation was first applied for the year ended 30 June 2004.

(c) Property, Plant and Equipment

Plant and equipment is stated at cost. All plant and equipment are depreciated over their estimated useful lives using either the straight line method or diminishing value method commencing from the time the assets are held ready for use. The depreciation rates per class of asset are as follows:

Class of asset	%
Motor vehicles	22.5 (diminishing value)
Computer equipment	33.3 (straight line)
Office equipment	7.5-40 (diminishing value)
Manufacturing equipment	20-40 (diminishing value)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Impairment of assets

At each reporting date, the Consolidated Entity assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Consolidated Entity makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less costs to sell is based on the best information available to reflect the amount that could be obtained at the reporting date, from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

(e) Going Concern Basis for Accounting

The financial report has been prepared on the going concern basis, which assumes continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.

For the reasons described below, there is significant uncertainty whether the Parent Entity and the Consolidated Entity will continue as a going concern:-

- The Consolidated Entity has incurred a net loss of $14.27 million and has accumulated losses of $28.80 million;
- The Consolidated Entity is not forecasted to generate sufficient operating revenue to break even before June 2007 and at that date it will have cumulative negative cash flows of $1.4 million;
- At the current level of expenditure, the Consolidated Entity requires further investment of $1.5 million to remain liquid until operations start generating a positive cash flow.

The ability of the Parent Entity and the Consolidated Entity to continue as a going concern is principally dependent upon the procurement of additional funding and the generation of sufficient cash flows from the commercialisation of the patents in the United States. To this end, the company has entered into negotiations to procure funds from sophisticated investors and proposes to seek approval from shareholders at the forthcoming Annual General Meeting. The Directors are confident that they will be able to raise sufficient funds from sophisticated investors and are of the view that commercialisation of the patents in the United States is close to success.

Based on the views outlined above, the directors believe that, whilst significant uncertainty exists with respect to going concern, the going concern basis of preparation is appropriate.

Should the Parent Entity and Consolidated Entity be unable to continue as going concerns, they may be required to realise their assets and extinguish liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Going Concern Basis for Accounting (continued)

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the Parent Entity and the Consolidated Entity be unable to continue as going concerns.

(f) Employee Benefits

The following liabilities arising in respect of employee entitlements are measured at their nominal amounts:

- Wages and salaries and annual leave regardless of whether they are expected to be settled within twelve months of balance date; and
- Other employee benefits which are expected to be settled within twelve months of balance date.

All other employee entitlements, including long service leave, are measured at the present value of estimated future cash outflows in respect of services provided up to balance date. Liabilities are determined after taking into consideration estimated future increases in wages and salaries and past experience regarding staff departures. Related on costs are included.

(g) Revenue Recognition

(i) Sales Revenue

Revenue from the sale of goods is recognised when all significant risks and rewards of ownership have been transferred to the buyer. In most cases this coincides with the transfer of legal title or the passing of possession to the buyer.

(ii) Interest Revenue

Interest revenue is recognised using the effective interest method.

(h) Intangibles

Costs associated with the development of new products and technologies including the original patent application costs are capitalised as intangible assets.

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technical feasibility and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight line basis over its useful life, which varies from 10 to 12 years.

The directors review the carrying value of intangibles to ensure the carrying value does not exceed it's recoverable amount and when an impairment in value has arisen, the intangible asset is written down.

Patent renewal costs are written off as an expense as they are incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Trade and Other Payables

Trade and other payables represent the principle amounts outstanding at balance date. Accounts payable are normally settled on 30 day terms and are non-interest bearing.

(j) Trade and Other Receivables

Trade accounts receivable and other receivables represent the principal amounts due at balance date, less provisions for doubtful debts.

(k) Financial Liabilities

Borrowings are recognised in the financial statements at amortised cost.

(l) Borrowing Costs

Borrowing costs are recognised as an expense in the period which they are incurred.

(m) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and in banks and investments in money market instruments.

(n) Leases

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property, without transferring the legal ownership, and operating leases under which the lessor effectively retains substantially all the risks and benefits.

Where assets are acquired by means of finance leases, the present value of future minimum lease payments is established as an asset at the beginning of the lease term and amortised on a straight line basis over the expected economic life. A corresponding liability is also established and each lease payment is allocated between such liability and interest expense.

Operating lease payments are recognised as an expense on a straight line basis over the lease term.

(o) Translation of Foreign Currency Items

Transactions in foreign currencies are initially measured and brought to account at the rate of exchange in effect at the date of each transaction.

Foreign currency monetary items outstanding at balance date have been translated at the spot rates current at balance date.

Exchange differences relating to monetary items have been brought to account in the Income Statement in the financial year in which the exchange rates change as exchange gains or losses.

(p) Goods and Services Tax (GST)

Revenues, expenses and assets (other than receivables) are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) Goods and Services Tax (GST) *(continued)*

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Balance Sheet.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(q) Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Recoverable amount of Intangible Assets
The Consolidated Entity determines whether intangibles are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash generating units to which the intangibles are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of intangibles are discussed in Note 12.

Recoverable amount of Investments in Controlled Entities
It is assumed that the investment in the controlled entity Jireh Tech Pty Ltd (refer note 11) will be recovered through the commercialisation of the patented medical devices, generating sufficient funds for repayment.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

	Consolidated Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$

3. REVENUES

	2006 $	2005 $	2006 $	2005 $
Operating revenue				
Sale of Goods	516,817	211,204	-	-
Non-operating revenue				
Interest	114,533	185,433	99,703	181,099
Foreign exchange gains	16,213	9,262	17,825	-
	647,563	405,899	117,528	181,099

4. EXPENSES

	2006 $	2005 $	2006 $	2005 $
Employee costs and directors fees	1,275,274	1,689,143	287,444	234,235
Depreciation	138,702	137,335	-	(479)
Accounting	50,025	76,446	50,025	85,164
Amortisation	978,188	990,110	169,215	169,215
Consulting fees	34,049	154,566	24,960	6,793
Insurance	227,143	228,272	19,823	16,297
Legal costs	379,405	174,950	376,988	152,332
Listing expenses	68,770	78,146	68,558	78,146
Travel	249,475	289,253	25,444	7,899
Patent fees	127,117	168,981	-	-
Printing and stationery	33,498	46,809	20,274	4,781
Rent	54,120	51,600	-	-
Cost of goods sold	378,541	150,416	-	-
Samples and testing	-	157,456	-	-
Repairs and maintenance	510	2,221	-	-
Computer expenses	9,690	32,349	1,643	160
Repayment to B Braun for deposit on moulds	-	200,000		-
Loss on sale of assets	-	1,051	-	538
Impairment loss on intangibles	10,955,979	-	2,483,362	-
Impairment loss on investments in controlled entities	-	-	12,764,639	-
Impairment loss on controlled entities loans	-	-	11,151,211	-
Other expenses from ordinary activities	232,876	360,245	20,357	9,065
	15,193,362	4,989,349	27,463,943	746,146

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

5. INCOME TAX

The amount provided in respect of income tax differs from the amount *prima facie* payable on loss before income tax expense. The difference is reconciled as follows:

	Consolidated Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Prima facie tax benefit on loss before tax calculated at 30% (2005: 30%)	(4,366,681)	(1,378,348)	(9,343,925)	(174,914)
Tax effect on permanent differences:				
Amortisation	291,249	291,249	50,765	50,765
Impairment loss on intangibles	3,286,794	-	745,009	-
Impairment loss on loans and investments in controlled entities	-	-	8,314,755	-
Other non deductible items	1,235	1,836	378	64
Deferred tax asset not brought to account	787,403	1,085,263	233,018	124,085
R&D concession refund	289,082	273,856	-	-
Income tax (expense)/benefit	289,082	273,856	-	-

Potential deferred tax assets at 30% (2005: 30%) attributable to tax losses and timing differences carried forward, amounting to $3,026,369 (2005: $2,238,996) for the Consolidated Entity, have not been brought to account because Directors do not believe it is appropriate to regard realisation of the deferred tax as probable. These benefits will only be obtained if:

(a) the Consolidated Entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction of the loss to be realised;
(b) the Consolidated Entity continues to comply with the conditions for deductibility imposed by law; and
(c) no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit from the deduction for the loss.

Dividend imputation

The balance of the franking account of the parent entity at the end of the year was nil. No dividends were paid during the year.

6. CASH AND CASH EQUIVALENTS

	Consolidated Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Cash on hand	3,798	101	-	-
Cash at bank	289,914	185,530	122,713	34,172
Cash on deposit	932,817	1,894,972	932,817	1,894,973
	1,226,529	2,080,603	1,055,530	1,929,145

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

	Consolidated Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
7. TRADE AND OTHER RECEIVABLES				
Current				
Trade accounts receivable	869	-	-	-
Other	423,170	322,426	13,562	7,429
Receivables from controlled entities	-	-	11,151,211	9,611,345
Impairment loss recognised			(11,151,211)	
	424,039	322,426	13,562	9,618,774
8. INVENTORY				
Finished goods	-	17,504	-	-
9. OTHER CURRENT ASSETS				
Prepayments	217,399	341,602	-	-
Other	8,171	8,809	10,000	10,000
	225,570	350,411	10,000	10,000
10. PROPERTY, PLANT & EQUIPMENT				
Plant and equipment at cost	888,159	871,321	-	-
Accumulated depreciation	(536,131)	(397,429)	-	-
	352,028	473,892	-	-
Leased assets and leasehold improvements	48,708	48,708	-	-
Accumulated amortisation	(26,637)	(19,280)	-	-
	22,071	29,428	-	-
	374,099	503,320	-	-
Movements during the year:				
Plant and equipment				
Beginning of the year	473,892	466,605	-	59
Additions	16,838	145,160	-	-
Disposals	-	(538)	-	(538)
Depreciation	(138,702)	(137,335)	-	479
	352,028	473,892	-	-
Leased assets and leasehold improvements				
Beginning of the year	29,428	513	-	-
Additions	-	48,708	-	-
Disposals	-	(513)	-	-
Amortisation	(7,357)	(19,280)	-	-
	22,071	29,428	-	-

11. OTHER NON-CURRENT FINANCIAL ASSETS

	Consolidated Entity 2006 $	Consolidated Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Investment in controlled entities - at cost	-	-	16,564,639	16,564,639
Impairment loss recognised	-	-	(12,764,639)	-
	-	-	3,800,000	16,564,639

12. INTANGIBLES

	Consolidated Entity 2006 $	Consolidated Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Patents at cost	19,685,603	19,654,009	3,381,523	3,381,523
Accumulated amortisation and impairment	(15,885,603)	(5,103,637)	(3,381,523)	(879,839)
	3,800,000	14,550,372	-	2,501,684
Deferred development costs	-	1,144,844	-	150,893
	3,800,000	15,695,216	-	2,652,577
Movements during the year:				
Opening balance	15,695,216	16,579,448	2,652,577	2,821,792
Additions	31,594	86,598	-	-
Amortisation	(970,831)	(970,830)	(169,215)	(169,215)
Impairment loss recognised	(10,955,979)	-	(2,483,362)	-
Closing balance	3,800,000	15,695,216	-	2,652,577

The facts and circumstances surrounding the recognition of the impairment loss for intangible assets in the year ended 30 June 2006 included:

- The new International Financial Reporting Standards adopted by Australia (AIFRS) require a greater burden of proof as regards the carrying value of intangibles.
- The directors sought independent advice to assist in the valuation considerations which took account of the stages of bringing the product to market, seeking distribution agreements with leading medical device companies that supplied global markets and obtaining approval of government and regulatory bodies to have the products approved to market.
- The major factor for the diminution in the value of the patents was the fact that the Consolidated Entity does not have in place (at this time) the necessary funding to fully exploit the potential of these patents.
- The Directors have concluded that it was not appropriate to value the patents on the basis of "value in use" calculations.
- The Directors also took into account the fact that the company's market capitalisation had fallen below the value of the intangible assets.

However the recoverable carrying value of the Intangible Assets (patents) that can, in the Directors opinion, be supported is $3.8 million. The recoverable amount has been determined based on "fair value less costs to sell" by capitalisation of estimated Future Maintainable Earnings (FME) at an appropriate earnings multiple. The FME is that level of sustainable earnings that can be maintained by the Cash Generating Unit (CGU) and excludes one-off and/or non-recurring items.

The appropriate earnings multiple is based on Director's best estimates after considering multiples for entities whose businesses are comparable to that of the CGU being considered.

The key assumption on which Directors have based their determination is that the CGU's could be sold for the earnings multiple used.

	Consolidated Entity 2006 $	Consolidated Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
13. TRADE AND OTHER PAYABLES				
Trade accounts payable and accruals (unsecured)	128,554	195,339	67,654	56,122
Included in trade accounts payable are amounts payable in US dollars translated at the spot rate at year end	11,034	11,550	-	-
14. OTHER FINANCIAL LIABILITIES				
Current				
Insurance finance	119,896	173,665	-	-
Hire purchase	19,105	17,437	-	-
	139,001	191,102	-	-
Non-current				
Hire purchase	26,848	45,724	-	-

Hire purchase liabilities are fully secured by applicable hire purchase assets.

	Consolidated Entity 2006 $	Consolidated Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
15. PROVISIONS				
Current				
Employee benefits	118,592	78,395	-	-
Non-current				
Employee benefits	24,000	18,000	-	-
16. SHARE CAPITAL				
Issued shares:				
31,178,626 (2005: 29,530,626) ordinary shares	34,412,348	32,973,508	34,412,348	32,973,508

Ordinary shares entitle the holder to vote, participate in dividends and share in the distribution of surplus assets in the event of the entity winding up.

Shares issued during the period

	Consolidated Entity 2006 $	Consolidated Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Opening balance	32,973,508	32,973,508	32,973,508	32,973,508
823,000 ordinary shares at $1.08 each	888,840	-	888,840	-
825,000 ordinary shares at $0.67 each	550,000	-	550,000	-
Closing balance	34,412,348	32,973,508	34,412,348	32,973,508

	Consolidated Entity 2006 $	Consolidated Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
17. EARNINGS PER SHARE				
Basic earnings per share	(41.94) cents	(14.63) cents		
Diluted earnings per share	(41.94) cents	(14.63) cents		
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	34,014,959	29,530,626		
Net profit/(loss) used in calculating basic earnings per share	(14,266,518)	(4,320,638)		

There are no potential ordinary shares that are dilutive at either year end.

18. AUDITORS' REMUNERATION

Services provided by the parent entity's auditor:

	Consolidated Entity 2006 $	Consolidated Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Assurance services				
Audit and review of financial reports	35,000	46,246	35,000	46,246
Other services				
Compliance with regulatory requirements	-	24,072	-	19,790
	35,000	70,318	35,000	66,036

19. KEY MANAGEMENT PERSONNEL

The names and position held by each person holding a position of key management personnel in the Consolidated Entity during the year to 30 June 2006 were:

Name	Title
I Fraser	Non-executive Director (and interim Executive Chairman)
B Kiehne	Executive Director
D Mackenzie	Non-executive Director
M Rogers	Non-executive Director
A Cray	Non-executive Director
P Rea	General Manager

Directors' and executive officers' emoluments

Remuneration levels for Directors and Executives of the Consolidated Entity are determined as part of an annual performance review, having regard to market factors, a performance evaluation process and independent remuneration advice. Remuneration packages comprise only a fixed salary component. The remuneration structures in place in the Consolidated Entity are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creation of value for shareholders. The remuneration structures take into account the following:

- The capability and experience of the directors and senior executives; and
- The directors and senior executives ability to control the financial performance of its operations.

19. KEY MANAGEMENT PERSONNEL (continued)

Fixed remuneration

Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits, if applicable), as well as employer contributions to superannuation funds. Remuneration levels are reviewed annually by the Board through a process that considers the overall performance of the Consolidated Entity. In addition, external consultants provide analysis, and when requested, advice to ensure the directors' and senior executives' remuneration is competitive in the market place.

Service agreements

Executives have service agreements that are capable of termination within three months. In the event of termination or resignation, employees are entitled to their statutory entitlements to annual leave and long service leave, if applicable. There are no service agreements with the any of the directors.

Non-executive directors

Total remuneration for all non-executive directors, which is periodically voted upon by shareholders at the annual general meeting, is not to exceed $500,000 in aggregate plus statutory superannuation. Director fees to non-executive directors currently total $246,563, which is inclusive of superannuation at the current rate of 9%.

Directors' fees cover all main Board activities. Details of the nature and amount of each major element of remuneration for each director of the Consolidated Entity and each of the most highly remunerated officers are as follows:

Details of remuneration

Total remuneration of directors for the year ended 30 June 2006 is set out below:

	Short-term benefits			*Post employment benefits*	*Share based payments*	
Director	**Director's Fee**	**Salary**	**Non-cash benefits**	**Superannuation**	**Options**	**Total**
	$	$	$	$	$	$
Non Executives						
I Fraser	97,500	-	-	8,775	-	106,275
D Mackenzie	43,000	-	-	3,870	-	46,870
M Rogers	46,548	-	-	-	-	46,548
A Cray	43,000	-	-	3,870	-	46,870
Sub Total	230,048	-	-	16,515	-	246,563
Executives						
B Kiehne	24,000	153,543	3,176	15,979	-	196,698
Total	254,048	153,543	3,176	32,494	-	443,261

19. KEY MANAGEMENT PERSONNEL (continued)

Total remuneration of directors for the year ended 30 June 2005 is set out below.

	Short-term benefits			*Post employment benefits*	*Share based payments*	
Director	**Director's Fee**	**Salary**	**Non-cash Benefits**	**Superannuation**	**Options**	**Total**
	$	$	$	$	$	$
Non Executives						
I Fraser	39,166	-	-	3,525	-	42,691
D Mackenzie	26,050	-	-	2,344	-	28,394
M Rogers	26,050	-	-	-	-	26,050
A Cray	5,201	-	-	468	-	5,669
Dr J Taske	12,000	-	-	1,080	-	13,080
M Hayne	18,000	-	-	-	-	18,000
L Litzow	18,000	-	-	-	-	18,000
K Taske	8,000	109,145	18,650	10,543	-	146,338
Sub Total	152,467	109,145	18,650	17,960	-	298,222
Executives						
B Kiehne	24,000	159,934	4,920	16,173	-	205,027
Total	176,467	269,079	23,570	34,133	-	503,249

Shareholdings

Movements during the reporting period in the number of shares of the Company held directly or indirectly or beneficially by each director are as follows:

Name	Held at 1 July 2005	Received on the exercising of options	Net purchased/ (sold)	Held at 30 June 2006
B Kiehne	7,854,396	-	(334,500)	7,519,896
I Fraser	2,000	-	25,500	27,500
D Mackenzie	-	-	-	-
M Rogers	20,000	-	-	20,000
A Cray	429,460	-	56,939	486,399

Included in the number of shares held by B Kiehne are shares held by his spouse, V Kiehne. Throughout the reporting period the shares held directly be B Kiehne remained at 4,245,073.

19. KEY MANAGEMENT PERSONNEL (continued)

Total remuneration of key executives for the year ended 30 June 2006 is set out below:

Executive	*Short-term benefits*		*Post employment benefits*	*Share based payments*	
	Salary	**Non-Cash Benefits**	**Superannuation**	**Options**	**Total**
	$	$	$	$	$
P Rea	106,129	12,504	9,552	-	128,185
Total	106,129	12,504	9,552	-	128,185

Total remuneration of the key executives for the year ended 30 June 2005 is set out below:

Executives	*Short-term benefits*		*Post employment benefits*	*Share based payments*	
	Salary	**Non-Cash Benefits**	**Superannuation**	**Options**	**Total**
	$	$	$	$	$
P Rea	87,056	5,089	7,773	-	99,918
A Hortsman	42,897	6,149	4,634	-	53,680
Total	129,953	11,238	12,407	-	153,598

Shareholdings

Movements during the reporting period in the number of shares of the Company held directly or indirectly or beneficially by each key executive are as follows:

Name	Held at 1 July 2005	Received on the exercising of options	Net purchased/ (sold)	Held at 30 June 2006
P Rea	-	-	-	-

20. ULTIMATE PARENT ENTITY

The ultimate parent entity is Occupational & Medical Innovations Limited.

21. SEGMENT INFORMATION

The Consolidated Entity operates predominantly in one business segment being the development and distribution of safety medical devices.

The Consolidated Entity operates predominantly in one geographical segment, being Australia.

22. RELATED PARTY TRANSACTIONS

Transactions with directors and their director-related entities during the year on normal commercial terms.

(a) Wages paid to relatives of Mr B Kiehne totaling $Nil (2005: $812)
(b) Secretarial and other services provided by Mr D Mackenzie totaling $17,760 (2005: $13,200)
(c) Managerial and other services provided by Mr I Fraser totaling $Nil (2005: $8,500)
(d) Consulting services provided by Nescan Pty Ltd, an entity associated with Mr M Rogers, totaling $Nil (2005: $7,438). At 30 June 2006 $837 is owed to Nescan Pty Ltd (2005: $Nil).

23. CONTROLLED ENTITIES

Controlled Entity	Country of Incorporation	Percentage of Shares Held 2006	Percentage of Shares Held 2005
OMI Research Pty Ltd	Australia	100%	100%
Jireh Tech Pty Ltd	Australia	100%	100%
OMI Inc	USA	100%	100%
OMI Manufacturing Pty Ltd	Australia	100%	100%
OMI Properties Pty Ltd	Australia	100%	100%

24. FINANCIAL INSTRUMENTS

Credit risk exposure

The maximum credit risk exposure of financial assets is represented by the carrying amount of assets recognised in the Balance Sheet net of any provisions for losses. The Consolidated Entity has minimal concentration of credit risk regarding receivables as at 30 June 2006 as 85% of the balance relates to the R&D concession refund which was received in August 2006..

Interest rate risk exposure

The Consolidated Entity has minimal debt and therefore only has to manage the interest rate risk associated with interest rates received on short term deposits.

Exposures of the Consolidated Entity to interest rate risk on financial assets and liabilities are summarised as follows:

2006

	Non-interest bearing	Fixed Interest Rate Maturing: 1 year or less	Fixed Interest Rate Maturing: 1 to 5 years	Floating interest rate	Total	Weighted average effective interest rate
	$	$	$	$	$	
Financial assets:						
Cash	3,798	932,817	-	289,914	1,226,529	5.06%
Receivables	424,039	-	-	-	424,039	-
	427,837	932,817	-	289,914	1,650,568	
Financial liabilities:						
Trade accounts payable	128,554	-	-	-	128,554	-
Insurance finance	-	119,896	-	-	119,896	4.27%
Hire purchase liabilities	-	19,105	26,848	-	45,953	9.54%
	128,554	139,001	26,848	-	294,403	
Net financial assets/ (liabilities)	299,283	793,816	(26,848)	289,914	1,356,165	

24. FINANCIAL INSTRUMENTS (continued)

2005	Non-Interest Bearing	Fixed Interest Rate Maturing: 1 Year or Less	Fixed Interest Rate Maturing: 1 to 5 Years	Floating Interest Rate	Total	Weighted average effective interest rate
	$	$	$	$	$	
Financial assets:						
Cash	101	1,044,034	-	1,036,468	2,080,603	5.04%
Receivables	322,426	-	-	-	322,426	-
	322,527	1,044,034	-	1,036,468	2,403,029	
Financial liabilities:						
Trade accounts payable	195,339	-	-	-	195,339	-
Insurance finance	-	173,665	-	-	173,665	3.83%
Hire purchase liabilities	-	17,437	45,724	-	63,161	7.55%
	195,339	191,102	45,724	-	432,165	
Net financial assets/ (liabilities)	127,188	852,932	(45,724)	1,036,468	1,970,864	

25. NOTES TO STATEMENT OF CASH FLOWS

(i) For the purposes of the Statement of Cash Flows, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts.

(ii) Reconciliation of net cash provided by operating activities to profit after tax

	Consolidated Entity 2006 $	Consolidated Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Net profit/(loss)	(14,266,518)	(4,320,638)	(27,346,415)	(583,047)
Depreciation	138,702	137,335	-	59
Amortisation	978,188	990,110	169,215	169,215
Loss on disposal of non-current assets	-	1,051	-	-
Impairment loss on intangibles	10,955,979	-	2,483,362	-
Impairment loss on investments in subsidiaries	-	-	12,764,639	-
Impairment loss on subsidiary loans	-	-	11,151,211	-
Changes in assets and liabilities:				
Trade receivables	233,286	(177,770)	7,429	-
Inventory	17,504	(17,504)	-	-
Other current assets	(360,689)	22,929	-	-
Prepayments	124,203	(157,074)	-	-
Trade payables and accruals	(27,332)	26,173	11,532	35,219
GST clearing	(13,025)	(7,313)	(13,562)	(145)
Provision for employee entitlements	46,197	31,180	-	-
	(2,173,505)	(3,471,521)	(772,589)	(378,701)

(iii) The Consolidated Entity has no credit standby arrangements as at 30 June 2006. Fully drawn loan facilities in the form of hire purchase arrangements are disclosed in note 26.

26. COMMITMENTS FOR EXPENDITURE

	Consolidated Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Hire purchase				
Minimum payments under hire purchase agreements due:				
Not later than one year	22,654	22,655	-	-
Later than one year not later than five years	27,910	50,335	-	-
	50,564	72,990	-	-
Future finance charges:				
Not later than one year	(3,549)	(5,218)	-	-
Later than one year not later than five years	(1,062)	(4,611)	-	-
Hire purchase liability	45,953	63,161	-	-

27. CONTINGENT LIABILITIES

The Consolidated Entity has received an amended claim from Mr K Taske, the former Joint Chief Executive, for $508,000 plus interest and costs, on the basis that he was entitled to reasonable notice of termination of his employment. Mr. Taske's services were terminated on 23 December 2004. The company denies the claim and is defending the action.

The consolidated entity has a manufacturing agreement for the retractable syringe with the China Medical Group (CMG). Should OMI terminate the agreement before its expiry date of 28 October 2008, there is a contingent liability for the unamortised portion of manufacturing equipment acquired by CMG with a cost value of up to $2.5 million where OMI has given written consent to CMG to purchase this equipment. The directors have no intention of terminating this agreement. The directors are not aware of any written consent given to CMG for equipment purchases.

28. PRINCIPAL PLACE OF BUSINESS

Occupational & Medical Innovations Ltd is a listed public company incorporated in Australia with its registered office and principal place of business at Unit 1/12 Booran Drive, Slacks Creek, Queensland.

29. EVENTS SUBSEQUENT TO BALANCE DATE

There are no matters or circumstances that have arisen since the end of the year that have significantly affected or may significantly affect the operations of the Consolidated Entity, the results of those operations, or the state of affairs of the Consolidated Entity, in future financial periods.

30. EMPLOYEE OPTION PLAN

On 21 June 2004 the parent entity established the Occupational & Medical Innovations Employee Option Plan to enable the Board to offer options to acquire ordinary shares in the parent entity to employees, contractors and other key contributors to the consolidated entity's business, at the discretion of the Board.

As at 30 June 2006 none of the issued options have vested under the employee option plan because conditions required were not met.

Key terms and conditions of the plan are as follows:

For the first issue of options under the plan one third of the options were to vest on 7 June 2005, a further third were to vest on 7 June 2006 and the balance will vest on 7 June 2007. The last exercise date is five years from the date of issue (subject to any adjustment under the plan).

An option shall vest on 7 June 2007 with an exercise price of $2.00 per option if the buy price of OMI shares quoted on ASX on the close of a trading day on ASX is greater than $5.00 for 30 consecutive trading days at any time in the 12 months prior to the third exercise date.

Vested options will lapse on the earlier of:

- the last exercise date
- a determination of the plan committee that the options should lapse due to dismissal, removal from office, termination of contract, fraud, defalcation, gross misconduct or any act which brings the consolidated entity or any body corporate with the consolidated entity into disrepute
- unless otherwise determined by the plan committee, the date which is 30 days after ceasing to be an employee or termination of contract.

Directors' Declaration

In the opinion of the Directors of Occupational & Medical Innovations Limited:

(a) the accompanying financial statements and notes comply with the accounting standards and give a true and fair view of the Company's and the Consolidated Entity's financial position as at 30 June 2006 and of their performance for the year ended on that date;

(b) as at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) the directors have been given the declarations by the Chairman and Company Secretary required by section 295A.

Signed in accordance with a resolution of Directors



Ian Fraser
Director
28 September 2006



Chartered Accountants
& Business Advisers

INDEPENDENT AUDIT REPORT TO MEMBERS OF OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

Scope

The financial report and Directors' responsibility

The financial report comprises the balance sheet, statement of changes in equity, income statement, statement of cash flows, accompanying notes to the financial statements, and the Directors' declaration for both Occupational & Medical Innovations Limited (the "company" or "parent entity") and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001

Tel: 61 7 3226 3555 | Fax: 61 7 3226 3500 | www.pkf.com.au
ABN 83 236 985 726

Level 6, 120 Edward Street | Brisbane | Queensland 4000 | Australia
GPO Box 1078 | Brisbane | Queensland 4001



Chartered Accountants
& Business Advisers

Qualifications
The following assets are included in the financial report of Occupational & Medical Innovations Limited:

In the consolidated entity:

- Note 12 'Intangibles' includes assets with a carrying value of $3,800,000.
- Note 10 'Property, plant & equipment' includes manufacturing equipment with a carrying value of $215,976.

In the parent entity

- Note 11 'Other financial assets' includes an investment in a controlled entity, Jireh Tech Pty Ltd, with a carrying value of $3,800,000.

The carrying values of the investment in Jireh Tech Pty Ltd, the intangibles and manufacturing equipment are dependent on the ability of Occupational & Medical Innovations Limited generating sufficient funds from the commercialisation of the patented medical devices.

Australian Accounting Standard AASB 136 'Impairment of Assets' requires an asset to be written down to its recoverable amount when its carrying value is greater than its recoverable amount. We have been unable to obtain sufficient appropriate audit evidence of the recoverable amount of the investment and intangible assets set out above and, accordingly, we have been unable to determine whether the recoverable amounts of the investment, intangible assets and manufacturing equipment are at least equal to their carrying values.

Qualified Audit Opinion
In our opinion, except for the effect on the financial report of such adjustments, if any, as might have been determined to be necessary had the limitation on the scope referred to in the qualification paragraph not existed, the financial report of Occupational & Medical Innovations Limited is in accordance with:

(a) The Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Inherent Uncertainty Regarding Continuation as a Going Concern
Without further qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 2 (e), there is significant uncertainty whether the company and the Consolidated Entity will be able to continue as a going concern and therefore whether they will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report.

PKF

PKF
Chartered Accountants

Wayne Wessels
Partner
Dated at Brisbane this 28th day of September 2006

SHARE AND SHAREHOLDER INFORMATION (as at 31 August 2006)

Ordinary shares

Size of holding	Number of shareholders	% of issued shares
1 - 1,000	557	1.13
1,001 – 5,000	1,100	10.10
5,001 – 10,000	430	10.31
10,001 – 100,000	321	25.85
100,001 and above	28	52.61

1,137 shareholders hold shares valued at less than a marketable parcel (a marketable parcel being $500).

Substantial shareholders

20 largest shareholders	Number of shares	% of issued shares
Mr B L Kiehne	4,245,073	13.62
Mrs V G Kiehne	3,274,823	10.51
Critune Pty Ltd	1,912,992	6.14
CB Nurcombe Engineering Pty Ltd	987,879	3.17
Fang Jun	750,000	2.41
Mr I N McCormack	460,000	1.48
Hambap Pty Ltd <Keith Taske Family A/c>	423,125	1.36
Ms M Walker	423,125	1.36
Mr L S Cray	338,756	1.09
Mr L Griffiths	316,084	1.01
Mrs S Burton	268,000	0.86
Mrs J J Hawkins	250,000	0.80
Poree Pty Ltd	229,500	0.74
Mr A G & Mrs AE Maluish <Maluish Superfund A/C.	213,940	0.69
Australian Mutual Growth Fund Pty Ltd	213,506	0.68
Mr M A Terranova	206,049	0.66
Lawy Pty Ltd	190,000	0.61
Mrs L Y Kiehne	187,836	0.60
Mr D L Kiehne	185,311	0.59
Mr J E Taske & Ms Tina Anne Coco <Taske Super Fund A/c>	181,228	0.58

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871



SEC MAIL PROCESSING
RECEIVED
OCT 19 2006
WASH, D.C.
210
SECTION



omi
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

5 October 2006

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

CONTINUOUS DISCLOSURE

Resignation of General Manager

Dear Sir

The Company announces that Paul Rea, General Manager, has resigned with effect from 31 October 2006 but remains as a Consultant until that date.

During his service, Paul Rea has made a valuable contribution towards the current state of commercialisation of the Company's products and is now leaving for personal reasons.

The Company will commence a recruitment program for a replacement General Manager once the proposed capital raising is completed.

Yours faithfully

Ian Fraser
Chairman